Exhibit (a)(16)

NOTICE TO PARTICIPANTS OF
ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

June 1, 2004

Dear Retirement Plan Participant:

The Tender Offer

        As you may know, Blue Merger Corp. (“Subcorp”), a wholly owned subsidiary of Cardinal Health, Inc., announced an offer to purchase all outstanding shares of ALARIS Medical Systems, Inc. (“ALARIS”) common stock for cash at a price of $22.35 per share (the “Offer”). The Offer is fully explained in the enclosed “Offer to Purchase for Cash” dated May 28, 2004. A copy of ALARIS’ Solicitation/Recommendation Statement on Schedule 14D-9 is also enclosed which sets forth, among other things, the recommendation by the ALARIS Board of Directors that ALARIS stockholders accept the Offer and tender their shares.

Your Prompt Response is Requested

        The Offer is being made for all outstanding ALARIS shares including those ALARIS shares held in the ALARIS Medical Systems Retirement Investment Plan (the “Plan”). As a participant in the Plan, if you are invested in the ALARIS Medical Systems Stock Fund (the “Stock Fund”) you are encouraged to provide directions to Vanguard Fiduciary Trust Company (“Vanguard”), the trustee of your Plan, either to tender, or not to tender, the ALARIS shares held in your separate Plan account. By instructing Vanguard to “tender” your shares, you are instructing Vanguard to surrender your ALARIS shares for cash in connection with the Offer.

        If you would like to tender your ALARIS shares, you must provide your directions to Vanguard by promptly completing and returning the enclosed Tender Offer Instruction Form (the “Instruction Form”). If you do not send timely tender instructions to Vanguard, the trustee will treat this as an instruction NOT to tender.

        In order to direct Vanguard, the enclosed Instruction Form must be received at Vanguard by 4:00 p.m. Eastern time, on Tuesday, June 22, 2004 (the “Plan Deadline”). You may return your completed, signed and dated Instruction Form to Vanguard in the enclosed envelope or by fax to Vanguard’s attention at 1-877-226-7171. In the event that Subcorp extends its expiration date for the Offer (currently 12:00 midnight, New York City time, on June 25, 2004), the Plan Deadline will automatically be extended to 4:00 p.m. Eastern time on the date that is three business days prior to the new expiration date. Any extensions of the expiration date for the Offer will be publicly announced.

Important Note About The ALARIS Medical Systems Stock Fund

        Please note, in order for Vanguard to have sufficient time to administratively prepare to respond to the Offer, the Stock Fund will be “frozen” for two business days, and transactions (e.g., exchanges) out of the Stock Fund in the Plan will not be permitted starting at 4:00 p.m. Eastern time on

Post Office Box 2900 • Valley Forge Pennsylvania 19482-2900 • (610) 669-1000

Wednesday, June 23, 2004, unless the Offer is extended or withdrawn prior to that time.     If the expiration date of the Offer is extended, the Stock Fund will be frozen starting at 4:00 p.m. Eastern time on the date that is two business days before any new expiration date.

Enclosed For Your Review

        Enclosed for your review are the following materials about the Offer:

1.	the Offer to Purchase for Cash, dated May 28, 2004, which contains important details about the Offer;
2.	the Solicitation/Recommendation Statement on Schedule 14D-9;
3.	a Tender Offer Instruction Form; and
4.	a postage-paid reply envelope.

        The enclosed information relates only to shares of ALARIS common stock held in your Plan account. If you own other shares outside of the Plan, you should receive separate mailings relating to those shares.

Please Provide Your Instructions to Vanguard

        To instruct Vanguard, please promptly complete, sign and date the enclosed Instruction Form and mail it to Vanguard in the enclosed postage-paid reply envelope. If you prefer you may fax your completed, signed, and dated Instruction Form to Vanguard’s attention at 1-877-226-7171. Whether you choose to deliver your instructions by fax or by mail, your instructions or changes thereto must be received at Vanguard by the Plan Deadline, which is 4:00 p.m. Eastern time on Tuesday, June 22, 2004.

        Please note, under the terms of your Plan, if your tender instructions are not received at Vanguard by the Plan Deadline, the trustee will NOT tender your ALARIS shares; unless required by law to do otherwise.

Your Decision is Confidential

        All instructions received by Vanguard from individual participants will be held in confidence and will not be divulged to any person, including ALARIS, Cardinal Health, Inc., Subcorp or any of their respective directors, officers, employees or affiliates.

For Additional Information

        If you have any questions about the Offer, please contact MacKenzie Partners, Inc., the information agent for the Offer, toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com. Additionally, all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov. If you have questions on how to provide tender instructions to Vanguard or change your instructions, please contact Vanguard Participant Services at 1-800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Sincerely, Vanguard Fiduciary Trust Company